Exhibit 4.9

   Dear Fellow Associate:

   As an associate of The Marcus Corporation, you may be eligible to participate in our Dividend Reinvestment and Associate Stock Purchase Plan. This voluntary plan is intended to help you invest, if you desire, in the stock of The Marcus Corporation at a lower cost than you would normally incur on your own, as you will not have to pay brokerage commissions or service charges to buy shares.

   If you are an eligible associate, there are three ways you can take advantage of the plan:

        (1) you can authorize automatic after-tax payroll deductions to be used to buy shares each month,

        (2) all your quarterly common stock cash dividends are automatically reinvested in additional shares, and

        (3) you can purchase more shares with additional cash payments.

   Details are explained in this brochure and prospectus. If you are eligible to participate in the plan, just complete and mail the enclosed associate authorization card.

   As always, thank you for your commitment and support.

   Sincerely,


   Stephen H. Marcus
   Chairman and Chief Executive Officer

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                                  PLAN SUMMARY

   Eligibility

   You are eligible to participate in the plan if you:

   -    Are at least 18 years old;

   - Have completed at least one year of employment with The Marcus Corporation, a subsidiary or a covered affiliate in which you worked at least 1,000 hours in a calendar year; and

   - Are not covered under a collective bargaining agreement or you are covered under a collective bargaining agreement which specifically provides for your participation in the plan.

   Payroll Deductions

   You may authorize a fixed amount (no less than $10) to be automatically deducted from each of your payroll checks. These deducted amounts will be used to purchase shares of our common stock each month for your account. All deductions will be made in after-tax dollars. You can change the amount or discontinue your payroll deductions at any time.

   Dividend Reinvestment

   This simple and automatic plan applies your quarterly common stock cash dividends to buy more stock. Dividends are automatically reinvested in additional shares of stock. The shares purchased with your dividends will also earn future dividends for reinvestment, helping your investment compound and grow even faster.

   Additional Cash Investments

   In addition to, or instead of, automatic payroll deductions, you can also send the Trust Company each month a check (no less than $10) payable to "Firstar Trust Company" to buy additional shares of The Marcus Corporation common stock. You need not invest regularly and you may vary the amount invested each time. All cash dividends earned on these shares will automatically be reinvested in additional shares of The Marcus Corporation common stock.

   Plan Features

   - Automatic after-tax payroll deductions can help you establish a systematic investment plan in The Marcus Corporation's common stock.

   - All of your quarterly cash dividends will automatically be reinvested.

   -    You pay no service fees or brokerage commissions on purchases.

   - You can send in a check (no less than $10) monthly or less frequently to supplementally purchase additional shares of The Marcus Corporation common stock.

   - Participation in the plan is voluntary and can be terminated at any time.

   - You receive an easy-to-understand account statement from the Trust Company each quarter.

   - All stock certificates are retained by the Trust Company in your account, preventing their loss or theft.

   - To obtain your stock certificates or end your participation in the plan, simply send the Trust Company a written request.

   -    Fees and commissions from the sale of stock are your responsibility.

   - Your investment in Marcus Corporation common stock is subject to market risk, including the risk that the stock value may go down after you buy shares. There is no guarantee of stock performance.

   How to Enroll

   To participate in the plan, simply complete the enclosed authorization card and mail it in the enclosed envelope to:

   Firstar Trust Company
   Corporate Trust Department
   P.O. Box 2077
   Milwaukee, WI  53201-2077

   Prospectus

   The Prospectus, which provides complete terms and conditions of the plan, begins on Page 5. Please read the Prospectus carefully before deciding to participate in the plan.

   For Additional Information:

   Call toll free:  1-800-637-7549
   or in the Milwaukee area call: 276-3737